SECURI  ISSION

05042216

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 3rd Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GUGGENHEIM CAPITAL MARKETS, LLC

AFFIRMATION

We, Christopher J. Morley and Robert C. Holmén, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Guggenheim Capital Markets, LLC, as of December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Christopher J. Morley
Chief Executive Officer



Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me this
24th day of March, 2005.



KRISTINA HUANG
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2007



KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Managers
Guggenheim Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Capital Markets, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Capital Markets, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 1, 2005

GUGGENHEIM CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	7,314,318
Receivable from clearing organization		5,995,918
Marketable securities owned, at market value		1,947,721
Fixed assets, at cost less accumulated depreciation of $449,122		459,917
Intangible assets		21,289,580
Other asset		397,131
Total assets	$	37,404,585
Liabilities and Member's Capital		
Accounts payable to affiliates	$	964,258
Accrued expenses and other liabilities		5,471,473
Total liabilities		6,435,731
Member's capital		30,968,854
Total liabilities and member's capital	$	37,404,585

The accompanying notes are an integral part of the statement of financial condition.

Notes to Statement of Financial Condition
December 31, 2004

1. General Information

Guggenheim Capital Markets, LLC ("Company"), formerly known as Links Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") which is a wholly-owned subsidiary of Guggenheim Capital, LLC ("Guggenheim").

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents. All cash and cash equivalents are held at US Trust and Harris Bank.

Financial Instruments
Financial instruments owned, purchased, and sold are recorded on a trade-date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. In certain markets where observable market prices are not available for all products, fair value is determined using techniques appropriate for each particular product. The trading positions are held by the clearing broker and may be pledged by the clearing broker in the conduct of its business. Such financial instruments consist of debt and equity securities.

Fair Value of Financial Instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fixed Assets
Fixed assets represent furniture, fixtures and leasehold improvements and are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of the assets ranging from four to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Notes to Statement of Financial Condition
December 31, 2004

Goodwill
Goodwill, which was recognized as a result of the acquisition of the Parent by Guggenheim in 2001, has been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. Goodwill is subject to review annually for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which was adopted in 2001. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition or results of operations.

Commission Revenue
Commission revenue and related clearance expenses are recorded on a trade-date basis.

Investment Banking Revenue
Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and advisory fees earned from structuring transactions. Investment banking revenue is recorded when services for the transaction are substantially complete. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Income Taxes
The Company, as a single member Limited Liability Company, is considered a disregarded entity for tax purposes and does not file its own income tax returns. Any income tax payments on the Company's profits are the responsibility of its Parent.

3. Related Party Transactions

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; systems facilities, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

The amount payable for services provided to the Company by the Parent and its Affiliates at December 31, 2004 is $964,258.

4. Financial Instruments with Off Balance Sheet Risk

Customer Activities

Customer securities transactions are cleared through Bank of America Securities, LLC ("BAS") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and BAS provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from BAS on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities

The Company engages in short term proprietary trading activities, including entering into long and short positions in order to manage exposure to market risk.

5. Employment Agreements

During 2004, the company entered into various employment agreements in connection with the hiring of two teams. These agreements provided for a guarantee of certain base salaries through 2005, forgivable loans to employees totaling $2.0 million, the grant of 875,000 common units of Guggenheim to be issued in years 2005 through 2007, and the grant of various options to purchase common units of Guggenheim. The grant of common units and options to acquire common units of Guggenheim, which is the obligation of Guggenheim, is not reflected in the financial results of the Company.

Notes to Statement of Financial Condition
December 31, 2004

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of the greater of minimum net capital of $100,000 or 6 2/3 of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, net capital was $8,511,285, an excess of $8,082,236, and the ratio of aggregate indebtedness to net capital was .76 to 1.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, to enable it to include certain assets as allowable assets in its Net Capital computation.

7. Reserve Requirements under SEC Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k (2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

8. 401(k) Plan

The Company has a 401(k) plan (the "Plan") covering all employees. The Company pays all administrative fees relating to the Plan. For the year ended December 31, 2004, the Company did not make any contributions to the Plan.



KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Managers
Guggenheim Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Guggenheim Capital Markets, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of managers, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2005